EXHIBIT 4

RECONCILIATION OF BORROWING

	September	Fiscal Year 2005		September
(€ in millions)	2004	Increase	Decrease	2005
CDC Senior Loans	127.5	125.0	(10.0)	242.5
CDC Subordinated Loans	783.8	59.8	(125.0)	718.6
Credit Facility—Phase IA	340.1	—	(66.6)	273.5
Credit Facility—Phase IB	150.5	—	(29.5)	121.0
Partner Advances—Phase IA	304.9	—	—	304.9
Partner Advances—Phase IB	96.9	—	(3.7)	93.2
TWDC Loans	17.3	135.0	—	152.3
TWDC Line of Credit	125.0	—	(125.0)	—
Sub-Total	1,946.0	319.8	(359.8)	1,906.0
Accrued Interest	106.8	23.8	(93.2)	37.4
Total Borrowings	2,052.8	343.6	(453.0)	1,943.4